

Keagan Wernicke · 3rd in

COO at Newchip Accelerator | Principal at
Moonshot Marketers

San Francisco Bay Area · 500+ connections ·
Contact info

[⚲ Message] [More...]

Newchip Accelerator

The University of
Texas at Austin - Re...

About

Keagan Wernicke is the Chief Operating Officer at Newchip and the Founder & Principal of
Moonshot Marketers.

Newchip: Newchip provides entrepreneurs with all of the skills and tools necessary to build,
scale, and fund their startups from idea to IPO via our online accelerator, investor funding
platform, and venture fund.

Moonshot Marketers: Together, we are a team of hustlers, founders, and marketers focused
on delivering results. Since most of our team have either founded our own business(es) or
have worked in a fast-paced tech startup environments, you can count on us to be able to
adapt to a quickly changing marketing environment and stay up-to-date with the latest
trends, tactics, and know-how. You can also expect us to bring the same hustler mentality
we've used to grow our own businesses to yours.

Activity

2,753 followers

See all

 **At Newchip Accelerator, we've
been pulling 80 hour weeks...**
Keagan shared this
152 Reactions • 1 Comment

 **Who is the best growth
hacker and/or marketing...**
Keagan shared this
3 Reactions

 **Startups: Hiring + Closing Down
+ Furloughed/Laid Off List**
Keagan shared this

 **Are your days becoming
painfully monotonous—or o...**
Keagan shared this
113 Reactions • 1 Comment

Experience

 **Newchip Accelerator**
8 mos

Chief Operating Officer
Full-time
Apr 2020 – Present · 3 mos

Newchip provides entrepreneurs with all of the skills and tools necessary to
build, scale, and fund their startups from idea to IPO via our online
accelerator, investor funding platform, and venture fund.

Vice President, Marketing
Nov 2019 – Apr 2020 · 6 mos

 **Founder & Principal**
Moonshot Marketers
Apr 2017 – Present · 3 yrs 3 mos
Austin, Texas Area

Moonshot Marketers is a team of seasoned marketers, founders, and growth
hackers. Our team has experience building and bootstrapping million-dollar
businesses and revenue channels. You can think of our team of hustlers as
your dedicated growth team. We take a data-driven, ROI-focused ...**see more**

 **Co-Founder & President**

 Freedom in Tech Alliance
Dec 2018 – Present · 1 yr 7 mos
United States

The Freedom in Tech Alliance promotes liberty through technology and
policy.

Our goal is to promote freedom by shaping technology policy an...see more

 **President & Chief Operating Officer**
GroupThreads
Jun 2015 – Mar 2017 · 1 yr 10 mos
Austin, Texas Area

GroupThreads was an online platform that helped large organizations
design, purchase, and track their custom clothing orders.

Grew company to ~$1M annual revenue in 2016.   ...see more

 Fraternity and Sorority Appeal:...

 Acquiring the World's Largest...

Education

 **The University of Texas at Austin - Red McCombs School of
Business**
Management Information Systems
2014 – 2015
Activities and Societies: Freshman Founders Launchpad, Longhorn
Entrepreneurship Agency

Licenses & Certifications

 **Google Ads Search Certification**
Google Academy for Ads
Issued Nov 2018 · Expired Nov 2019
Credential ID 24780200

See credential

Volunteer Experience

 **Mentor to Freshman Founders**
Longhorn Entrepreneurship Agency
Sep 2016 – Present · 3 yrs 10 mos

Skills & Endorsements

Entrepreneurship · 26

 Endorsed by **Nick Spiller and 2 others**
who are highly skilled at this

 Endorsed by **3 of Keagan's colleagues**
at GroupThreads

Start-ups · 25

 Endorsed by **Nick Spiller and 1 other**
who is highly skilled at this

 Endorsed by **3 of Keagan's colleagues**
at GroupThreads

Management · 24

 Endorsed by **3 of Keagan's colleagues**
at GroupThreads

 Endorsed by **6 people who know**
Management

Show more ⌄

Recommendations

Received (1)   Given (6)

 **Zachary Cook**
Entrepreneur and
salesperson
March 26, 2017, Keagan
worked with Zachary in
the same group

Keagan is a driven, creative, and focused
entrepreneur who seems destined for a career of
building successful businesses. He kicked ass as
the President and COO of GroupThreads because of
his unique combination of rock solid work ethic,



attention to detail, a... See more

Accomplishments

1 **Honor & Award**
Austin Inno's 25 Under 25

1 **Organization**
Longhorn Entrepreneurship Agency

Interests

Daniel Burrus
Technology Futurist, Disruptive...
1,254,781 followers

The University of Texas at ...
509,724 followers

Tony Robbins
#1 New York Times best-selling...
5,748,990 followers

Sumo Group (Sumo.com / ...
3,099 followers

Astrotech Corporation
609 followers

Jessica Alba
Founder of The Honest Company
1,728,719 followers

See all

LinkedIn

About
Community Guidelines
Privacy & Terms
Sales Solutions
Safety Center
Accessibility
Careers
Ad Choices
Mobile
Talent Solutions
Marketing Solutions
Advertising
Small Business

Questions?
Visit our Help Center.

Manage your account and privacy
Go to your Settings.

Select Language
English (English)

LinkedIn Corporation © 2020